UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Armada Acquisition Corp. I

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

04208V 103

(CUSIP Number)

Armada Sponsor LLC

1760 Market Street, Suite 602

Philadelphia, PA 19103

(212) 543-6886

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04208V 103	13D	Page 2 of 4 pages

1	Names of Reporting Persons. Armada Sponsor LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 04208V 103	13D	Page 3 of 4 pages

Item 1.	Security and Issuer.

This Amendment No. 2 (this “Amendment No. 2”) to the statement on schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 27, 2021, as amended on October 1, 2021 (as amended, the “Statement”), relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Armada Acquisition Corp. I, a Delaware corporation (the “Issuer”), whose principal executive offices are located at 1760 Market Street, Suite 602, Philadelphia, PA 19103. The Issuer’s shares of Common Stock are listed on The Nasdaq Capital Market under the ticker symbol “AACI”. The filing of this Amendment No. 2 represents the final amendment to the Schedule 13D and constitutes an “exit filing” for the Reporting Person.

Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 2 shall have the meanings ascribed to them in the Statement.

Item 4.	Purpose of Transaction

The following amends and restates the information set forth in Item 4 of the Statement by adding the following at the end thereof:

On August 13, 2024, Armada Sponsor LLC (the “Sponsor”) transferred its shares in Armada Acquisition Corp. I (the “Issuer”) to certain holders in accordance with a series of transactions to facilitate the consummation of the business combination (the “Business Combination”) approved by stockholders of the Issuer on August 1, 2024, involving the Issuer, Rezolve Limited, Rezolve AI Limited (“Rezolve”), and Rezolve Merger Sub, Inc. (“Rezolve Merger Sub”). In connection with the Agreement and Plan of Merger, dated December 17, 2021, as amended on November 10, 2022 and further amended and restated pursuant to the terms of an amendment and restatement deed, dated June 16, 2023 (as may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among the Issuer, Rezolve, Rezolve Limited, and Rezolve Merger Sub, the Issuer merged with and into Rezolve Merger Sub, with the Issuer surviving as a wholly-owned subsidiary of Revolve (the “Merger”). In connection with the Merger, the Reporting Person’s common stock of the Issuer automatically converted into Ordinary Shares of Rezolve on a one-for-one basis.

Item 5.	Interest in Securities of the Issuer

The following amends and restates the information set forth in the paragraph captioned “(a)—(b)” in Item 5 of the Statement in its entirety.

(a) – (b) As of the date of the Amendment No. 2, the Reporting Person holds 0 shares of Common Stock, representing approximately 0.0% of the outstanding shares of Common Stock. On August 13, 2024, the Reporting Person transferred its shares in the Issuer to certain holders in accordance with a series of transactions to facilitate the consummation of the business combination approved by stockholders of the Issuer on August 1, 2024, involving the Issuer, Rezolve Limited, Rezolve, and Rezolve Merger Sub, Inc. On August 15, 2024, the Business Combination closed. In connection with the Agreement and Plan of Merger, dated December 17, 2021, as amended on November 10, 2022 and further amended and restated pursuant to the terms of an amendment and restatement deed, dated June 16, 2023 (as may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among the Issuer, Rezolve, Rezolve Limited, and Rezolve Merger Sub, the Issuer merged with and into Rezolve Merger Sub, with the Issuer surviving as a wholly-owned subsidiary of Revolve (the “Merger”). In connection with the Merger, the Reporting Person’s common stock of the Issuer automatically converted into Ordinary Shares of Rezolve on a one-for-one basis.

CUSIP No. 04208V 103	13D	Page 4 of 4 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 16, 2024

ARMADA SPONSOR LLC

By:	/s/ Stephen P. Herbert
Name:	Stephen P. Herbert
Title:	Managing Member